(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	August 21, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Rutland Square Trust II (the trust):

Strategic Advisers Growth Multi-Manager Fund

Strategic Advisers Emerging Markets Fund of Funds

Strategic Advisers Value Multi-Manager Fund

Strategic Advisers Core Multi-Manager Fund

Strategic Advisers Income Opportunities Fund of Funds

Strategic Advisers International Multi-Manager Fund

Strategic Advisers Small-Mid Cap Multi-Manager Fund

Strategic Advisers Core Income Multi-Manager Fund (the funds)

File Nos. (333-139427) and (811-21991)
Post-Effective Amendment Nos. 39 and 42

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment Nos. 39 and 42 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register new classes for the funds: Classes L and N for Strategic Advisers Growth Multi-Manager Fund, Classes L and N for Strategic Advisers Emerging Markets Fund of Funds, Classes L and N for Strategic Advisers Value Multi-Manager Fund, Classes L and N for Strategic Advisers Core Multi-Manager Fund, Classes L and N for Strategic Advisers Income Opportunities Fund of Funds, Classes L and N for Strategic Advisers International Multi-Manager Fund, Classes L and N for Strategic Advisers Small-Mid Cap Multi-Manager Fund, and Classes L and N for Strategic Advisers Core Income Multi-Manager Fund.

This filing contains the Prospectuses and Statements of Additional Information for Class L and N of the above mentioned funds.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of November 4, 2013. We request your comments by September 20, 2013.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/Juanita Cassidy
Juanita Cassidy
Legal Product Group